Filing Pursuant To Rule 425

of the Securities Act Of 1933, as amended

Filed By: Mercantile Bankshares Corporation

Subject Company: F&M Bancorp

Commission File No. 333-104793

July 22, 2003

This filing relates to a proposed merger between Mercantile Bankshares Corporation and F&M Bancorp pursuant to the terms of an Agreement and Plan of Merger dated as of March 13, 2003.

On July 22, 2003, Mercantile Bankshares Corporation held a conference call relating to the company’s earnings for the second quarter of 2003, which call was also made available for replay via webcast. Set forth below is certain disclosure that must be reviewed in order to listen to a replay of the webcast.

This audio presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of a merger (the “Merger”) between F&M Bancorp (“F&M”) and Mercantile Bankshares Corporation (“Mercantile”); (ii) Mercantile’s plans, objectives, expectations and intentions and other statements contained in this filing that are not historical facts; and (iii) other statements identified by words such as “expects” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the management of Mercantile and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of numerous possible uncertainties. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Mercantile and F&M may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the Merger may not be fully realized or may take longer to realize than expected; (3) deposit attrition, operating costs, customer losses and business disruption following the Merger, including adverse effects on relationships with employees, may be greater than expected; (4) the regulatory approvals required for the Merger may not be obtained on the proposed terms or on the anticipated schedule; (5) the stockholders of F&M may fail to approve the Merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in Mercantile’s and F&M’s markets could adversely affect operations; (10) an economic slowdown could adversely affect credit quality and loan originations; and (11) the involvement of the United States and its allies in conflicts in other countries could have unpredictable negative affects on our businesses and the economy. Additional factors, that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Mercantile’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available on the SEC’s Internet site (http://www.sec.gov). Mercantile cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Mercantile or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Mercantile does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT: In connection with the proposed transaction, F&M Bancorp and Mercantile Bankshares Corporation have filed a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders are advised to read the proxy statement/prospectus, because it contains important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by F&M Bancorp and Mercantile Bankshares Corporation with the SEC at the SEC’s web site at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by F&M Bancorp by contacting Kaye Simmons, F&M Bancorp, 110 Thomas Johnson Drive, Frederick, MD 21702, telephone 888-694-4170 or from F&M Bancorp’s Web site at www.fmbn.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Mercantile Bankshares Corporation by contacting David Borowy, Mercantile Bankshares Corporation, Two Hopkins Plaza, Baltimore, MD 21201, telephone (410) 347-8361 or from Bankshares Web site at www.mercantile.com.

Transcript of Conference Call and Webcast

Mercantile Bankshares

Moderator: Edward Kelly

July 22, 2003

10:00 a.m. EST

OPERATOR: Good morning, and welcome to today’s Mercantile Bankshares earnings conference call. At this time, all participants have been placed on a listen-only mode, and the floor will be open for questions and comments following the presentation. It is now my pleasure to turn the floor to your host, Mr. David Borowy. Sir, the floor is yours.

DAVID BOROWY, INVESTOR RELATIONS, MERCANTILE BANKSHARES: Thank you, Enrique (ph). Good morning, everyone, and thank you for joining us today. I would like to inform you all that this call is being recorded and will be available for replay, along with our earnings release, at our company’s investor relations Web site, www.mercantile.com.

With me on the call this morning are Ned Kelly, Chairman, President and CEO of Mercantile Bankshares Corporation, and Terry Troupe, our Treasurer and CFO. Before I turn the call over to Mr. Kelly, I’d like to address some housekeeping matters.

The press release announcing our earnings was distributed via PR newswire at 7:01 a.m. Eastern Daylight Savings Time. I would like to remind you that during the course of this conference call we may make forward-looking statements within the meaning of and pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. A forward-looking statement encompasses any estimate, prediction, opinion or statement of belief and the underlying management assumptions. Forward-looking statements are based on current expectations and assessments of potential developments affecting market conditions, interest rates and other economic conditions, and results may ultimately vary from the statements made during this call. In this call we may discuss some non-GAAP measures in talking about our company’s performance. And you can find the reconciliation of those measures to GAAP measures within our news release, which is posted in the investor relations section of our Web site.

I now present to you Mr. Kelly.

NED KELLY, CHAIRMAN, PRESIDENT, CEO, MERCANTILE BANKSHARES: Thank you, David, and good morning. I think this is our second conference call on our — in connection with our earnings release, and appreciate your participation.

Second quarter earnings were $50 million, up 6.5 percent year over year. We reported 72 cents per share versus 67 cents for last year. That’s a 7.5 percent increase year over year. Book value per share was also up 8.3 percent year over year. The components of that, net interest income was up 2.1 percent, loan growth was up 6.9 percent, and up two percent on a link quarter basis, so actually reasonably strong. Earning assets were up slightly over 10 percent. Deposit growth continued strong, up 11.2 percent. Those growth patterns were offset by a decline in the net interest margin, from 4.74 to 4.38 year over year and 4.57 to 4.38 on a link quarter basis.

Those declines, as we’ve mentioned, in connection with the first quarter call, were driven in large part by the $300 million debt issuance, which we completed at the beginning of the second quarter. And as you’ll recall, we did that ten year debt deal for two purposes. One was to fund the acquisition of F&M and the other was to complete a capital restructuring at the affiliate level. Given the uses of those funds, we’ve temporarily invested them short, and it’s generated a two-cent drag on earnings, which we’ve mentioned, in connection with the first quarter call.

The other impact on the margin, which is no surprise, is the declining value of non-interest bearing funds. The fact is in this rate environment, the fact that we’ve got as much capital as we do and the demand deposits we do, especially given the strong deposit growth, has created a drag on margins obviously, as rates have fallen. The decline in the net interest margin was in turn partially offset by an increase in returns and other investments, which we mentioned in the press release.

Non-interest income was up 23.5 percent to $45.4 million year over year and was up 20 percent on a link quarter basis. In particular, investment and wealth management was up 9.4 percent year over year and up slightly more than 10 percent on a link quarter basis. We also had investment securities gains that were up on a run rate basis about $5.5 million. Of the total securities gains, about $5 million was generated from the sale of equities and $1.5 million from the sale of bonds. The equities had been securities, individual equities that we had held at various affiliate banks and part of the balance sheet management process. We chose to sell them during the quarter.

The increases in net interest income and non-interest income were offset by a 13.4 percent year over year increase in non-interest expenses. The biggest component of that was other expenses, which, as you can see from the press release, were up 36 percent or roughly $4.5 million. That in turn consisted of a number of significant items. One was a director’s deferred compensation, which on a year over year basis was up about $1,280,000, merger-related expenses related to the acquisition of F&M, which were about $775,000, amortization in connection with the acquisition of Boyd Watterson, which was is about $422,000, and then a minority interest, which is driven by the performance of our mortgage banking subsidiary, which is up about $423,000.

Looking at the other expenses, furniture and equipment was up 19.8 percent or about $1.1 million. And that was driven by investments in technology, investment in wealth management, but also some technology investments in the banking side in terms of imaging. Employee benefits were up 15.5 percent, driven by higher pension and medical costs, and salaries were up 6.6 percent. That was driven by acquisitions and higher incentive compensation referrals. There were similar drivers of the 10 percent link quarter increase in non-interest expense, again other expenses being by far the biggest component of that, with the director’s deferred comp being $1.6 million to $1.7 million roughly, F&M $725,000, Boyd Watterson amortization about $287,000, a seasonal increase in advertising and promotional expenses and, again, the minority interest that I’d mentioned earlier driven by the performance of the mortgage banking subsidiary, which was about a half a million dollar difference on a link quarter basis.

Other expenses were by far the driver of the link quarter increase. Other categories were not out of line, but it was other expenses that drove it.

Cutting through it, we have five cents per share in incremental securities gains, which are offset by the following factors, looking at it on a link quarter basis — two cents in debt costs per share in debt costs, three quarters of a cent in merger-related expenses, one-and-a-half cent in director’s deferred compensation, about one quarter cent per share in terms of the Boyd Watterson amortization and, again, going back to it, about three-quarters of a cent in the seasonal advertising expenses. But even excluding that, the securities gains basically were offset by these items during the course of the quarter.

As an aside, going back to the $300 million debt issuance, as you may recall, we did that for two reasons. One was to fund the acquisition of F&M. The second was to think about restructuring the capital at the affiliate bank level. And that latter objective had two components to it. One was to try to make the equity capitalization of those affiliates both more uniform and more efficient from a tax standpoint. And the second was to the extent we could to address particular asset and liability management problems at those affiliates. And a third outgrowth of it was that we were also able as a result of the debt offering and the restructuring to generate some more term liquidity at the holding company level.

In conjunction with our analysis of the capital restructuring program, we have now swapped one-third of that debt offering. So we have swapped $100 million of it. So $200 million of it remains fixed. A hundred million of it has now been swapped. That will help us to address or at least not to aggravate some of the more asset sensitive banks that we’ve got at the affiliate level. We hope to complete that capital restructuring some time within the next 60 days, maybe sooner than that. And as we mentioned before, ultimately that should generate a considerable amount of term liquidity at the holding company, which we’ve mentioned in the past would be available for a variety of purposes, including share repurchases.

On the credit quality front, non-performing assets at the end of the quarter were $38.1 million or 50 basis points. That was versus 37 basis points at the end of the first quarter and 64 basis points last year. That increase was driven basically exclusively by one loan moving from monitor to non-performing. It was a loan that we added at the monitored category in the first quarter. As you know, it’s a construction equipment business. They’ve been adversely affected not only by the slowness in the economy but also by the weather, which was a problem both during the winter and the spring. I’m sure I don’t have to tell anyone how rainy it was, and it took its toll on that company and it has moved into non-performing status.

The monitored category stayed flat. And the reason for that was that the construction equipment company was replaced by another company. Both of these companies, by the way, as has been the case, are long standing customers of the bank. The company that is now in monitored status is an environmental firm. It’s involved in the sale and management of pollution control systems. It’s very reliant on refineries and utilities investing in those systems. And as those investments have fallen off, the firm has suffered. And we concluded, notwithstanding the fact that it is current, that it should be included in the monitored category.

Thirty to 89 day past due credits are actually down to $28.8 million from $54.8 million at the end of the first quarter and $33.8 million at the end of the second quarter last year. Obviously we regard that as a positive trend. And it is in part a function of trying to manage that category more carefully and more efficiently than we have in the past.

Net charge-offs, as you know, we’re at six basis points, which is consistent with a couple of exceptions with our past experience. The allowance is at 1.88. The coverage, the allowance to NPAs, is at 376 versus 515 at the end of the first quarter and 299 at the end of the second quarter last year. But I think this 376 still compares very well to our peers.

To address a subject of current interest, the securities portfolio is still very short and very conservative. It is 26 percent of earning assets. It is roughly, depending on when you take the snapshot, 60 percent treasuries and agencies and 40 percent mortgages. We have basically, as part of the restructuring that we’ve gone through over the last six to nine months, replaced some of the treasuries with mortgages, but we have been fortunately in part having been late to the game. And I’d like to say fortunately in part one hopes some foresight. We’ve been very conservative in how we structured it. The average maturity is still short, and we believe our exposure rising rates is relatively limited. We still have gains in the portfolio, and there’s been relatively little change from the first quarter to the second in terms of the risk profile. We have as others have, but not quite so — no nearly so severely been hurt by prepayments with respect to the mortgages, although given recent developments looks as that prepayment stream may in fact slow. And as I said, we believe our extension risk in a rising rate environment is limited. And as you know, the firm as a whole, I believe, is well positioned to benefit from rising rates.

A final note on F&M. It’s on track, as you know. We received the Fed approval. There’s a shareholders meeting scheduled for August 6th. They reported earnings recently of $7.5 million for the second quarter, which was up 23 percent over the prior year. They had strong loan growth, strong deposit growth, and their asset quality, if anything, improved. So we’re looking forward to closing that deal sometime this quarter and one hopes reasonably shortly.

With that, I’d be happy to open it to questions.

OPERATOR: Thank you. The floor is now open for questions. If you do have a question or comment, you may press one followed by four on your touch-tone phones. If you are on a speakerphone, we do ask that you please pick up your handset to minimize any background noise. And if at any point your question has been answered, you may remove yourself from the queue by pressing the pound key. Once again, ladies and gentlemen, if you do have a question or comment, you may press one followed by four on your touch-tone phones.

Our first question is coming from Ros Looby of Credit Suisse First Boston.

ROS LOOBY, CREDIT SUISSE FIRST BOSTON: Good morning, gentlemen.

NED KELLY: Hi, Ros.

ROS LOOBY: A question for you on the margin. You mentioned that you had an increase from other investments that showed up there. Can you talk about what those might be and ...

NED KELLY: Yes.

ROS LOOBY: ... whether they might — those benefits might recur?

NED KELLY: Ros, it’s hard to say. I mean, we hope so. But what they are essentially is we’ve taken roughly slightly less than three percent of the portfolio — it’s about $75 million — and invested $25 million in each of three hedge funds of funds. Those funds consist of 57 managers in total, obviously very well diversified. It’s a portfolio management strategy. As you know, also it dovetails with what we’ve been doing in the investment and wealth management front because those funds are being offered to clients as well. Performance in the second quarter was actually quite strong, stronger than it was in the first. One of the reasons we highlighted it is that we certainly have every hope that it will continue to perform on that basis, but wanted to acknowledge the fact that irrespective of the impact of the debt issuance it was in part offset by that performance. So it’s not to obscure the fact that like everyone else we are under some margin pressure in this environment.

ROS LOOBY: Sure. And just to follow-up on that, obviously you took some securities gains this quarter. Can you tell us what the unrealized gain on loss was on the portfolio at June 30?

NED KELLY: I think my recollection is — somebody correct me if I’m wrong — it’s $28 million, I think. Terry, is that right?

TERRY TROUPE, TREASURER, CFO, MERCANTILE BANKSHARES: After tax, the fair value adjustment is $45 million, down from $52 million.

NED KELLY: Sorry, I was looking at a different number.

ROS LOOBY: Thanks very much, guys.

OPERATOR: Thank you. Our next question is coming from Robert Lacoursiere of Lehman Brothers.

NED KELLY: Robert, how are you?

ROBERT LACOURSIERE, LEHMAN BROTHERS: Yes. Good morning. How you doing?

NED KELLY: Fine.

ROBERT LACOURSIERE: Just a question if you can give us an update on the aircraft exposure that I think is still in the monitored section, right?

NED KELLY: Yes, it is. It is likely to stay there for some time would be my guess, unless there’s a significant turn of events. As far as I know, everything’s going as it has. It continues to be current. We are still watching it closely, as we should with any exposure in that industry, but we’re comfortable with where it is right now.

ROBEERT LACOURSIERE: And just going back to the investment securities gain, is this — are you finished with that, or should we expect perhaps some more disposals that could generate some gains in the coming quarters?

NED KELLY: Well, I think probably you can expect some. I think our run rate on the investment securities gains by and large has been about $1 million a quarter, something like that, sometimes higher, sometimes lower, slightly lower. But I think there are two things to keep in mind on that front, one is that we’re trying to manage this portfolio as dynamically as we can. And there have been circumstances within the last six months, I can tell, where we’ve looked at certain securities which we had bought and concluded based on the environment that it made sense to sell them. We did that with some CMOs a while back, for example, which did generate some gains, but I think that was clearly the right tactical decision, especially in light of what’s going on. So I certainly wouldn’t rule out securities gains.

As I mentioned, we only had $1.5 million in bond gains, $5 million of it was equities. And those equities, as I said, were individual equities that’s been held for legacy reasons in a number of affiliate banks. And it struck me that it didn’t really make much sense for us to hold individual equities, which is what drove that sale. So I think on the individual equity front, with a couple of minor exceptions, you certainly wouldn’t expect to see any more of that. But I would not rule out the possibility of more gains arising as a result of management of the portfolio.

ROBEERT LACOURSIERE: Thank you.

OPERATOR: Thank you. Our next question is coming from Gary Townsend of Friedman, Billings, Ramsey.

GARY TOWNSEND, FRIEDMAN, BILLINGS, RAMSEY: Good morning.

NED KELLY: Hi, Gary.

GARY TOWNSEND: You’ve traditionally been quite conservative in your approach to stock repurchases. You have the wherewithal to do that going forward. Can you give us a sense as to what the view is now and a sense as to how your behavior might be?

NED KELLY: Yes. Gary, one of the reasons that we — as I mentioned earlier, one of the reasons that we did the debt deal was to try to affect the restructuring at the affiliate level in order to, as I said, normalize equity capital ratios at each of those affiliates and make them more efficient because the truth is we had equity capital ratios all over the lot at the affiliate level. And it made sense to me to make them more uniform, with still regard, obviously, to their particular circumstances. That debt issue allows us to do that in terms of pushing down subordinated debt, which doesn’t change their total capital position but changes the mix, which makes it more efficient from a tax standpoint if nothing else. It also makes it more efficient in the sense that they don’t have to pay us dividends each quarter. And by virtue of being able to upstream funds in connection with the capitalization we get more liquidity at the holding company. That liquidity at the holding company is available for a variety of purposes including share repurchases.

As you know, it’s been our view in connection with the pending acquisition that we have not been able to be in the market on the share repurchase front. But I would certainly reasonably expect us to use that as a tool in terms of our capital management. My recollection is that we still have a substantial authorization left, and that is available to us as we go forward.

One of the things that we have not been able to do since we announced the F&M deal is to be in the market. I certainly wouldn’t rule out the possibility of our being in the market in the future on that front.

GARY TOWNSEND: Thank you.

NED KELLY: Gary, if I could add just one thing actually.

GARY TOWNSEND: Sure.

NED KELLY: The other thing that I might add, which I did not, is that we increased the dividend, as you know, by 10 percent at the end of the second quarter. And historically I think the view here has been that our earnings were really sort of a 40-30-30 formula, in other words, in terms of retained earnings, dividend payout, and share repurchases. The fact is we’ve been light on the share repurchase front. Our dividend payout ratio is now up to 45 roughly. And as we look at it pro forma it’s likely to stay even assuming reasonable increases going forward in sort of the low to mid 40s. We have substantial room to do share repurchases. And I just wanted to add that because obviously it’s related to the dividend issue.

GARY TOWNSEND: So you, for reasons of having restructured your subsidiaries capital, and — it sounds as though you could be more aggressive than you’ve been in the past.

NED KELLY: We’re certainly going to be capable of being more aggressive.

GARY TOWNSEND: OK. Thank you.

OPERATOR: Thank you. Our next question is coming from Todd Hagerman of Fox-Pitt Kelton.

NED KELLY: Todd, how are you?

TODD HAGERMAN, FOX-PITT KELTON: Good morning. Fine, thank you. Ned, if you could, just give a little bit more color just in terms of the wealth management, maybe what the Boyd contribution was this quarter. And also, if you could kind of give us a flavor for in terms of the line item there, just in terms of the benefit from, say, an increase in asset values in the quarter versus, say, net new client wins.

NED KELLY: Yes, I could. Let me take those in order. And you’ll remind me if I missed any of them. On the Boyd Watterson front, it is cash accretive. We obviously have an amortization of intangibles, which I mentioned, which I think still generates on a GAAP basis a marginally positive contribution. Being fixed income oriented, obviously they’ve had some issues around that, as have all fixed income oriented managers. But the fact is — and there’s been a slight revenue shortfall in — compared to what we would’ve expected. Having said that, I continue to believe that both from a performance standpoint and a business synergy standpoint, given the nature of their business, that the deal is a very positive one for us.

In the wealth management front, I think if you look at the assets under management, especially on a personal side on a link quarter basis, you will see a reasonably substantial increase. My recollection is that it’s 10 percent on a link quarter basis, although I may be wrong about that, but I think that’s the right number. And I think that reflects a couple things. Obviously it reflects market movements in terms of our having had a good quarter. I think it also reflects, one hopes, some momentum in that business just in terms of new sales, which are necessary for us, frankly, to offset terminations with respect to the legacy business.

We are, as you know, still predominantly fixed income in the asset management business. So we’re less likely to get a pop on assets than someone who is more equity oriented. I think the ratio is still predominantly fixed income, although we do have obviously equity assets under management. But that will mean that we won’t necessarily track market movements on that front.

I was encouraged by the increase in revenues. That is driven in part, as you know, by acquisitions. But overall, we are working very hard to establish momentum in that business and working very hard to ensure that our performance is up to par.

TODD HAGERMAN: Great. Thanks very much.

OPERATOR: Thank you. Our next question is coming from Bucky Rulon Miller of Boenning & Scattergood.

BUCKY RULON MILLER, BOENNING & SCATTERGOOD: I heard something about hedge fund of funds going into the investment portfolio in connection with offering to the wealth management and the things. Are you all investing capital as a general partner or as a limited? And does that mean that there’s a carry?

NED KELLY: That we are — we have three hedge funds of funds which we are offering to clients. We are the sponsor of those funds. They’ve been structured so that smaller pieces can be offered to clients, as is normally the case in connection with hedge funds. They are 3C7 funds. They are known as 3C7 funds. In order to establish the funds, we had to seed them. And that required us to put $25 million into each fund. That generated a total of $75 million, which, as I mentioned, is roughly less than three percent of the investment portfolio as a whole. We have sold those funds to clients. There is now approximately $40 million in funds — of client’s funds in those funds as well. We have chosen to keep our investment in those funds on an ongoing basis, which is in turn what’s generated the gain or the increase that you saw on a link quarter basis. As I said, there are three hedge funds of funds. Each fund has a different style. There are 57 total managers.

BUCKY RULON MILLER: Right. Thanks very much.

NED KELLY: Sure.

OPERATOR: Thank you. Our next question is coming from Collyn Gilbert of Ryan Beck.

COLLYN GILBERT, RYAN BECK: Thanks. Good morning, guys.

NED KELLY: Collyn, how are you?

COLLYN GILBERT: Good, thanks. A question about the — just if you could give us some color on the trends in the commercial lending arena. And then also what was driving the lease portfolio to increase from the first quarter?

NED KELLY: I think on the general trend, as you look at the numbers, the fact is that the C&I portfolio didn’t look too bad. Everything else basically is pretty muted if you look at it on a link quarter basis as opposed to year over year. And I tend to focus more on link quarters when I’m looking at that loan growth.

COLLYN GILBERT: OK.

NED KELLY: It was up two percent, as I recall, on a link quarter basis, by and large, which is pretty good. But when you look at it, I think it was predominantly — and Terry will quickly correct me if I’m wrong. I think it was predominantly in C&I as opposed to anything else. That in turn is being generated by the affiliate banks. The loan growth at the lead bank is still pretty muted. It is growing, but it’s not growing by very much. And the community banks have done a fabulous job in terms of generating ongoing loan growth. That, as you know, because of the nature of that business, tends to be small business lending. They’ve had some run off in their consumer portfolios as a result obviously of falling rates, but they’ve done a great job picking up in other pieces of the portfolio.

So, I guess what I would say is that I don’t see any consistent trends, especially at the lead bank, with respect to loan growth. But I continue to be encouraged by the work that the affiliates do in terms of generating growth there. The lease portfolio, I think, frankly, has nothing to do with the leasing business. I think it just has to do with the way we structure loans to certain customers. And as I think we said at the time, we continue to do that business. We just don’t do the leasing business as we once did it in terms of doing shared credits or out of market deals. That’s just sort of an accommodation to customers.

COLLYN GILBERT: OK. All right. Great. Thank you.

NED KELLY: Thank you.

OPERATOR: Thank you. Our next question is coming from Chris Marinac of FIG Partners.

CHRIS MARINAC, FIG PARTNERS: Yes, Ned and everyone, good morning.

NED KELLY: Hey, Chris.

CHRIS MARINAC: Wanted to clarify the earnings stream coming from F&M. This is higher than what you originally had looked at back in February and March before you cut the deal, correct?

NED KELLY: It is, which I will express some delight.

CHRIS MARINAC: OK. And then secondly, Ned, given the changes in the yield curve over recent weeks, does that make any difference to your philosophy about leverage in the coming months and sort of maybe comparing with that kind of past cycles?

NED KELLY: I think, Chris, it’s interesting because the fact is what’s happened in the bond market recently does have an impact. My own view, for what it’s worth, and I know that it’s widely shared, is that this is in some respects a correction because it struck me that the bond market was hugely over-bought during the course of the events that preceded the most recent ones. It will clearly help us in the investment portfolio. The fact is that the yield curve is steepening and that rates are rising is going to be a plus for us when it comes to reinvestment. So clearly that’s going to help.

I think with respect to the rest of it, though — and you all are as well positioned as we are to guess — it’s not clear to me that there’s going to be any movement on the Fed’s part any time soon to raise rates. And ultimately given the fact that the investment portfolio is only 26 or 25 percent of our assets in any event, it’s really going to wait for us at least to generate real earnings growth, the kind of growth that we’d like to see for a pick up in rates generated by the monetary authority, which in term will have an impact on our loan portfolio. And obviously at that stage our non-interest bearing funds become as valuable as they have been historically.

On the F&M front, as I said, I’m very pleased obviously by their performance. I don’t want to comment on their earnings, although obviously I can look at the headlines as you do. And it clearly does exceed what it is that we suggested we might reasonably expect when we did the deal. And one hopes that that will have a positive impact going forward. I think the deal itself is going very well. As I said, we’ve got a shareholders meeting the beginning of August and we hope to be able to close reasonably soon. And I think the integration efforts have been going quite well.

CHRIS MARINAC: Great, Ned. And just one final follow-up. How much in the future would you like to wait in terms of integration before you looked at something else, even if it was a small addition to the affiliates?

NED KELLY: I think it’s going to be important, Chris, from both our standpoint in terms of being confident that we can manage these deals. And I suspect strongly from the standpoint of shareholders in the market that we show some strong sign that we’ve gotten this right. So my sense has been, as I said, at the time that we did the deal I would’ve thought frankly it’d be the middle of next year assuming all goes well before we would think seriously about doing anything.

Now, as you well know, based on past conversations and things that I’ve said, deals happening is like lightening striking in any event. Just saying you’re ready doesn’t necessarily mean anything is going to happen. But having said that, I think we would think about it if the right opportunity emerged. Once we were comfortable that we put this deal behind us on the basis that everybody regarded as positive.

CHRIS MARINAC: Great, Ned. That’s helpful. Thank you.

NED KELLY: Thanks, Chris.

OPERATOR: Thank you. Our next question is coming from Chris Mutascio of Legg Mason.

CHRIS MUTASCIO, LEGG MASON: Good morning, Ned and Terry.

NED KELLY: Hey, Chris. How are you?

CHRIS MUTASCIO: I’m doing well, thanks. Ned, kind of a follow-up question to Chris’s question. The — I don’t know if you’ll comment on this because of your — you said you wouldn’t comment on F&M’s earnings. But is the earnings contribution from F&M in terms of increase from your original outlook coming from the sheer nature of them taking down the reserve quite significantly? And then also the second question, during that charge offs have ramped up here a little bit, albeit off of very low levels from four or five quarters ago. But does that change your outlook on their portfolio in terms of your assumptions for their loan losses.

NED KELLY: Chris, I won’t comment on their earnings, but I will say that I read the same things you do and I will also say that I haven’t talked to them about it because, frankly, we wouldn’t talk to them about it. But having said that, the thing that gives me enormous comfort, as you know, is that my recollection is that their non-performers at the time we did the deal were 13 basis points.

CHRIS MUTASCIO: Right.

NED KELLY: Their non-performers now are 10 basis points.

CHRIS MUTASCIO: Correct.

NED KELLY: My recollection is that their reserve has gone from roughly 120 to slight below one, if I’m not mistaken. But I can also tell you based on the conversations that we have with regulators, accountants, various people that — and as I think you know from conversations with other clients, the fact is that there is continuing scrutiny with respect to the allowance for loan losses and its relationship to what your historical experience has been both on the non-performing and net charge-off front. But I think I’d leave it at that.

CHRIS MUTASCIO: Fair enough. Thank you very much.

OPERATOR: Once again, if you do have a question or comment, you may press one followed by four on your touch-tone phones at this time.

NED KELLY: Thank you very much. I think — is that it, David?

DAVID BOROWY: One more.

OPERATOR: We do have one final question, which is coming from Gerry Cronin of Sandler O’Neil.

GERRY CRONIN, SANDLER O’NEIL: Yes. Good morning.

NED KELLY: Hey, Gerry. How are you?

GERRY CRONIN: Very well. How are you?

NED KELLY: Fine, thanks.

GERRY CRONIN: Two quick questions. My calculation tells me that the debt issuance subtracted about 20 basis points from the margin this quarter. Would that be close to being correct?

NED KELLY: It is — without commenting directly, Gerry, I would say that your math’s pretty good.

GERRY CRONIN: OK. And I’m just curious if you look into the third quarter and assuming that you shift that from short term to longer term, how much of that 20 basis points would you expect to recapture?

NED KELLY: Well the other problem you’ve got your — frankly, I don’t know and I hazard to predict, principally because the other thing that has not happened is that the 25 basis point cut has not worked its way through entirely.

GERRY CRONIN: OK.

NED KELLY: Now an offset to that again is the fact that, look, when you look at the yield curve and what’s happened to the bond market and what we might be able to do on the reinvestment front in the securities portfolio that’s another offsetting factor and a bunch of directional errors at this stage. So I hazard to say frankly.

GERRY CRONIN: OK.

NED KELLY: But your analysis makes sense.

GERRY CRONIN: Would it be a fair assessment to say that a worst-case scenario would be the margin just holds to flat from here?

NED KELLY: No. That’s not the worst case because obviously, as you know, I’m much more anxious than that. But given the variety of factors that are out there, I think as a default matter you could think about that. The problem is of course that we also went to great pains to point out that we did have a pop in other investments obviously which offset part of that impact, which is one of the reasons frankly that I’m dancing a little bit, simply because I just don’t know.

GERRY CRONIN: Fair enough. And just a question on the mortgage-backed portfolio. How much did you have outstanding at the end of last quarter, that being the March quarter?

NED KELLY: I think it was — Terry will correct me quickly if I’m wrong, but I think it was 700 roughly and I think we’re — now quarter end. And that was not average balances but quarter end. I think it was 700. I think we’re now at 900.

GERRY CRONIN: OK. So ...

NED KELLY: Actually if you bear with me one second I can tell you precisely, which is that, yes, my memory has not failed me. It was 723 and it’s now 927.

GERRY CRONIN: OK. So you added about $200 million?

NED KELLY: Yes.

GERRY CRONIN: OK. Very good. Thank you.

NED KELLY: Thank you.

OPERATOR: There appears to be no further questions or comments at this time. And I’d like to turn the floor back over to management for any closing remarks.

NED KELLY: Thank you very much. I appreciate very much your participation and questions.

OPERATOR: Thank you, ladies and gentlemen, for your participation. This does conclude this morning’s conference. You may disconnect your lines at this time, and have a wonderful day.

END